JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609-7732 jgoodman@vedderprice.com	222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES

April 29, 2014

VIA EDGAR

Ms. Sally Samuels
Division of Investment Management-Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wilshire Variable Insurance Trust (the “Registrant” or the “Trust”) Registration Nos. 333-15881 and 811-07917

Dear Ms. Samuels:

On behalf of the Registrant, this letter is in response to the comments received on April 2, 2014, regarding the Registrant’s Post-Effective Amendment No. 53 to its Registration Statement on Form N-1A filed on February 28, 2014 (the “PEA”), pursuant to Rule 485(a)(1) under the Securities Act of 1933.  As you requested, this letter is being filed via EDGAR.

Wilshire 2015 ETF Fund, Wilshire 2025 ETF Fund and Wilshire 2035 ETF Fund (collectively, the “Target Maturity Funds”) Prospectus (apply globally as applicable)

1.	Investment Objective

(a)	Comment: Please confirm that the investment objective is exactly as it appears in the Trust’s charter documents.

Response:   The Trust’s charter documents do not contain the investment objective for any Fund.

(b)
Comment:  Please move the sentence that the investment objective may be changed without shareholder approval to the Principal Strategies and Risks section and disclose the notice that would be provided to shareholders in the event of such change.

Ms. Sally Samuels
April 29, 2014

Response:  The sentence has been moved to the Principal Strategies and Risks section. However, disclosure as to the notice that would be provided to shareholders in the event of a change in the investment objective was not added as it is not required by Item 9(a) of Form N-1A.

2.	Fund Operating Expenses

(a)	Comment: Please revise the line item in the table for “Less Expense Reimbursement” to be consistent with the footnote.

Response:  The line item has been revised as “Fee Waiver and/or Expense Reimbursement.”

(b)	Comment: With respect to the footnote to the fee table, please also disclose that the adviser may recoup any expenses reimbursed.

Response:  The footnote has been revised accordingly.

3.	Portfolio Turnover

(a)	Comment: Please remove the reference that a higher portfolio turnover rate may result in higher taxes when Fund shares are held in a taxable account as the Funds are not taxable.

Response:  This sentence has been removed.

4.	Principal Investment Strategy (Item 4)

(a)	Comment: With respect to the Item 4 disclosure, please confirm that each principal investment correlates to a principal investment risk and vice versa.

Response:  The Registrant confirms that each type of principal investment correlates to a principal investment risk and vice versa.

(b)	Comment: If a Fund uses derivative instruments, please specify the type of derivatives that the Fund will use.

Response:  Each type of derivative instrument that a Fund uses is disclosed in the applicable Fund’s Principal Investment Strategy section.

5.	Principal Risks (Item 4)

(a)	Comment: Please update the Recent Market Events Risk to make it more current.

Ms. Sally Samuels
April 29, 2014

Response:  While the substance of the disclosure under Recent Market Events Risk remains accurate and therefore was not changed, the disclosure has been updated to reflect that the conditions have existed over the past several years.

6.	Performance

(a)
Comment:  In the table, please show the broad-based index first and any secondary indicies should follow.   If a secondary index is shown,  please add a description in the narrative that the fund is including a secondary index for comparative purposes.

Response:  The table and related narrative disclosure has been updated as applicable.

7.	Management

(a)	Comment: Please indicate what month and year a portfolio manager began serving.

Response:  The disclosure has been updated to reflect the month and year a portfolio manager began serving.

8.	Principal Strategies and Risks (Item 9)

(a)	Comment: Please confirm that the information provided for Item 4 is a summary and that the information provided for Item 9 is an expansion of such summary.

Response:  The information provided for Item 4 is a summary of the information provided for Item 9.

(b)	Comment: If a fund is non-diversified, please note that in the Item 4 section (not the Item 9 section) and include the appropriate risks.

Response:  Certain of the ETFs that the Target Maturity Funds invest in are non-diversified.  However, each Target Maturity Fund is diversified, so no disclosure was added.

9.	Purchases and Redemptions

(a)	Comment: With respect to the suspension of redemptions, please track the language in Section 22(e) as to when a fund may suspend redemptions.

Response:  The disclosure has been revised accordingly.

Ms. Sally Samuels
April 29, 2014

Equity Fund, Balanced Fund, Income Fund, Small Cap Fund and International Equity Fund Prospectus

1.	Expense Examples

(a)	Comment: If including a cap or waiver in the expense table for a fund, please note that it is reflected in the expense example for the first year.

(b)	Response: This disclosure has been included as applicable.

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If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours, /s/ Jennifer M. Goodman Jennifer M. Goodman